MF2025 Issues you care about are up for a vote. Please vote your proxy now. Dear valued investor, We have yet to receive your proxy voting instructions for Muhlenkamp Fund. Make your voice heard. Vote today so we can avoid adjournment of the special shareholder meeting scheduled on August 8, 2025. Join your fellow shareholders and vote now. If you have questions or need assistance, call 1-844-202-6160 and a proxy specialist will be happy to assist you. We appreciate your investment—and thank you for voting. Sincerely, Anthony W. Muhlenkamp Your unique control number can be found on the enclosed ballot in the box marked with an arrow. Go to www.proxyvote.com Without a proxy card Call 1-844-202-6160 (Weekdays 9am to 10pm ET) With a proxy card Access the automated system using a touch-tone phone Call the number located on your ballot Scan the QR code on the enclosed proxy card Mark, sign and date the enclosed ballot and mail in the envelope provided We offer four easy ways to vote